UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 12th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

          Banco Bradesco S.A. announces to its shareholders, clients and the market in general that all matters examined in the Annual Stockholders’ Meeting and in the Special Stockholders’ Meeting, held cumulatively on this date, were approved as follows:

In the Annual Stockholders’ Meeting:

  the Administrators’ accounts, the Management Report, the Financial Statements, including the destination of Net Income, the Reports of the Independent Auditors and of the Fiscal Council, and the Summary of the Audit Committee Report, related to the fiscal year ended on 12.31.2006;

  the reelection of Messrs. Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, Márcio Artur Laurelli Cypriano, João Aguiar Alvarez, Mrs. Denise Aguiar Alvarez Valente, Messrs. Raul Santoro de Mattos Almeida and Ricardo Espírito Santo Silva Salgado, to compose the Board of Directors;

  the election of the Fiscal Council’s members: Messrs. Domingos Aparecido Maia, José Roberto Aparecido Nunciaroni and Ricardo Abecassis Espírito Santo Silva - Sitting Members; Messrs. João Batistela Biazon, Nelson Lopes de Oliveira and Renauld Roberto Teixeira - Alternate Members;

  the annual global compensation and the amount allocated to fund the Management’s Complementary Pension Plans, both for the Administrators, as well as the individual compensation for the members of the Fiscal Council.

In the Special Stockholders’ Meeting:

  the increase in the capital stock in the amount of R$3,800,000,000.00, raising it from R$14,200,000,000.00 to R$18,000,000,000.00, by using part of the balance of  the “Profit Reserve - Statutory Reserve” account, attributing to the Company’s stockholders, free of charge, as bonus stock, 1 (one) new stock, of the same type, for each stock held.

  1,000,679,724 non-par, registered, book-entry stocks will be issued, of which 500,042,656 are common stocks and 500,637,068 are preferred stocks.

  Simultaneously to the operation in the Brazilian Market, and in the same proportion, the bonus stock will benefit the DRs - Depositary Receipts in the U.S. (NYSE) and European (Latibex) Markets, as investors will receive 1 (one) new DR for each DR held, which will continue to be traded at the ratio of 1 (one) preferred stock for 1 (one) DR, in the respective markets

  The current stocks issued by the Company will continue to be traded, entitled to stock bonus, until the Company announces the record date of such right, which will occur after the Central Bank of Brazil approves the process.

  The stocks resulting from the stock bonus will not imply an increase in the distribution of monthly dividends and/or interest on own capital, since these only aim at improving their liquidity. Thus, the monthly interest on own capital to be declared after including the bonus stocks in the stockholders’ position will be adjusted from R$0.036052500 to R$0.018026250  per common stock, and from R$0.039657750  to R$0.019828875 per preferred stock, so that the stockholders will continue receiving equal amount of Interest

  The unitary cost attributed to the bonus stocks is R$3.797418803 pursuant to the provisions in Paragraph 1 of Article 25 of the Brazilian Internal Revenue Service Regulatory Instruction #25, as of 3.6.2001, which will be in the “Statement of book-entry stocks for the 2008 Fiscal Year Income Tax return, referring to the 2007 Calendar Year” and will be sent to stockholders in due time.

  Bonus Stocks Rights - Stocks resulting from the stock bonus will be entitled to monthly and possibly complementary dividends and/or interest on own capital, to be declared as from the date the new stocks are included in the stockholders’ position. Those stocks will also be fully entitled to possible advantages attributed to other stocks as from the said date.

  to amend the “caput” of Article 6 of the Company’s Bylaws, as a result of the previous item.

          By resolution taken in a proper meeting held on this date, the Board of Directors of this Bank, immediately after the Annual Stockholders’ Meeting, which elected the members thereof, has chosen to take office as its Chairman and Vice-Chairman, Mr. Lázaro de Mello Brandão and Mr. Antônio Bornia, respectively.

          These deliberations shall be effective after the necessary approval of the process by the Central Bank of Brazil.

 Cordially,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.